ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

NOVONIX to Host Third Quarter 2024 Operations Update
and Participate in OTC Small Cap Growth Conference

BRISBANE, Australia, October 3, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced that it plans to release its Quarterly Activities Report for the quarter ended September 30, 2024, on Wednesday, October 30, 2024. Dr. Chris Burns, CEO of NOVONIX, will also provide prepared remarks on the quarter.

The webcast link and presentation materials will be available Wednesday, October 30, 2024, at 8:30 am AEDT, or Tuesday, October 29, 2024, after markets close at 5:30 pm EDT, for interested parties in the United States.

The Company is also scheduled to participate in the OTC Small Cap Growth Virtual Investor Conference on October 10, 2024, at 10:00 am EDT (New York).

The webcast links and presentation material will be available for both events on the NOVONIX investor relations website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000, AUSTRALIA